OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         August 19, 2005                 FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212.451.2217
                                                    EMAIL: NBRENER@OLSHANLAW.COM

Mr. Carlton Tartar
Staff Accountant
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

          Re:   Response of CepTor Corporation to Comment Letter to Current
                Report On Form 8-K Filed December 14, 2004 (File No. 333-105793)

Dear Mr. Tartar:

     We are securities counsel to CepTor Corporation (the "Company") and as such we hereby submit, on behalf of the Company, a response to the letter of comment dated August 12, 2005 from the Division of Corporate Finance to the Company's
Current Report on Form 8-K filed with the Securities and Exchange Commission
(the "Commission") on December 14, 2004 ("Form 8-K"). Our responses are numbered to correspond to the Commission's comments and are filed in conjunction with the
Current Report on Form 8-K/A ("Form 8-K/A") which amends our Form 8-K.

     ITEM 4.01

     1.   We note that the third paragraph of your disclosure incorrectly states that the reports of the former accountant were not modified as to uncertainty, which would include an uncertainty regarding the
          Company's ability to continue as a going concern. If applicable, you may elect to provide the required disclosure using language similar to the following example: "[The former accountant's reports] on the
          Company's financial statements for the fiscal years ended April 30,
          2004 and 2003 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the reports for both years were qualified as to uncertainty regarding the Company's ability to continue as a going concern."

          The language requested by the staff has been added to the third paragraph of Item 4.01 of the Form 8-K/A.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                        FACSIMILED: 973.335.8018

August 19, 2005

     EXHIBIT 16 LETTER

     2.   Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

          A letter from Daszkal Bolton LLP Is being filed as Exhibit 16 to the
          Form 8-K/A.

     The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments concerning this response to the undersigned at (212) 451-2217.

                                    Very truly yours,

                                    /s/ Nancy Brenner
                                    ------------------------------
                                    Nancy Brenner
cc: William H. Pursley
    Donald W. Fallon